 PACIFIC BOOKER MINERALS INC.

#1702 - 1166 Alberni Street Vancouver, BC  V6E 3Z3

Telephone: (604) 681-8556          Toll Free: 1-800-747-9911       Fax: (604) 687-5995

mail: info@pacificbooker.com      Symbols: bkm-tsx venture / pbm-NYSE Amex     Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE Amex Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Public Comments Invited on Morrison Copper-Gold Project

Vancouver BC,  July 21, 2011:  The Company is pleased to announce that on July 20, 2011, the Canadian Environmental Assessment Agency (“CEAA”) and the British Columbia Environmental Assessment Office (“EAO”) announced that they are inviting public comments related to the ongoing co-operative environmental assessment of the Morrison Copper-Gold Project.

The Company recently submitted an addendum to the existing Application / Environmental Impact Statement (“EIS”) (also referred to as the Response Review Report) that describes changes to the project design and documents the potential environmental effects of all phases of the project.

The executive summary of the addendum document, and the Application/EIS and the addendum, are available for viewing on the CEAA’s website at

 http://www.ceaa.gc.ca/050/reference-eng.cfm?evaluation=48445 and the EAO’s website at

 http://a100.gov.bc.ca/appsdata/epic/html/deploy/epic_project_doc_list_224_r_app.html.

The Review Response Report was also successfully uploaded to the CEAA Reading Room.  The Morrison project is the first Comprehensive Study to utilize this new feature on the CEAA Registry.

The public comment period is from July 27 to August 10.  The announcement can be viewed at the links below:

 http://www.ceaa.gc.ca/050/document-eng.cfm?documentid=51220

 http://www.eao.gov.bc.ca/.

CEAA administers the federal environmental assessment process, which identifies the environmental effects of proposed projects and measures to address those effects, in support of sustainable development.

The CEAA News Release can be viewed at:

 http://www.ceaa.gc.ca/050/document-eng.cfm?documentid=51218

For information regarding Pacific Booker Minerals Inc., and to view our Standard & Poor’s reports, our 3D animations of the Morrison ore body and site plan, please visit our website home page at

 http://www.pacificbooker.com .

If you would like to be added to our email newsgroup, please send your request by email to

 info@pacificbooker.com.

On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml